UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Chief Financial Officer Resignation

Effective December 31, 2024, Sing Chung Raymond Chiu, the Chief Financial Officer of CBL International Limited (the “Company”), will resign from such position and transition to serving in another officer position with the Company. Mr. William Chia, the Company’s Chief Executive Officer, will serve as the acting Chief Financial Officer until the Company identifies a suitable replacement for Mr. Chiu. The Company’s financial controller, Nicholas Fung, will support Mr. Chia as the Assistant Chief Financial Officer effective January 1, 2025.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: December 31, 2024	Title:	Chief Executive Officer

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